Exhibit 3.5

State of Delaware Secretary of State Division of Corporations Delivered 01:33 PM 04/25/2012 FILED 01:28 PM 04/25/2012 SRV 120472532 - 5145069 FILE

CERTIFICATE OF FORMATION

OF

ARP BARNETT PIPELINE, LLC

1. The name of the limited liability company is ARP Barnett Pipeline, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ARP Barnett Pipeline, LLC this 25th day of April, 2012.

By:
Rosemary Morice, Authorized Person